

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 6, 2016

<u>Via E-mail</u>
Matthew R. DeNezza
Chief Financial Officer
Eclipse Resources Corporation
2121 Old Gatesburg Rd, Suite 110
State College, PA 16803

> **Re:** **Eclipse Resources Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **Response Dated August 23, 2016**
> **File No. 1-36511**

Dear DeNezza:

We have reviewed your August 23, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Factors That Significantly Affect Our Financial Condition and Results of Operations, page 55

1. We note your response to prior comment 2 and reissue the comment. Your response indicates that you are unable to provide quantitative disclosure due to your inability to reliably predict where the combination of commodity price and other variables are reasonably likely to trend. However, our prior comment requested quantitative disclosure

related to the expected impact of currently depressed commodity prices on your reserves and the effect of different scenarios regarding changes in commodity prices which you deem reasonably likely to occur. SEC Release No. 33-8350 outlines that quantified disclosure regarding the effects of known material trends and uncertainties should be provided, and may be required, if quantitative information is reasonably available. Revise your disclosure accordingly.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources